Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES’ ROB MCEWEN TO PRESENT AT
THE SCOTIA CAPITAL MINING CONFERENCE

TORONTO, ONTARIO – December 1, 2010 - Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) – Rob McEwen, Chairman and Chief Executive Officer of Minera Andes will be speaking on Thursday, December 2, 2010 at 1:40 p.m. Eastern Time at the Scotia Capital Mining Conference 2010 being held in Toronto, Ontario at the Le Royal Meridien King Edward Hotel.

We hope you join us by listening to the audio webcast at: http://webcast.streamlogics.com/audience/index.asp?eventid=22900026.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Andean Resources' Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Andean's Cerro Negro project in Santa Cruz Province. The Corporation had $10 million USD in cash as at September 30, 2010 with no bank debt. Rob McEwen, Chairman and CEO, owns 33% of the company.

This news release has been submitted by Nils Engelstad, Vice President Corporate Affairs of the Corporation.  For further information, please contact Nils Engelstad or visit our Web site: www.minandes.com.

Nils Engelstad
Vice President, Corporate Affairs
99 George St. 3rd Floor
Toronto, Ontario, Canada, M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
News Release 10-19  Page 1